2007

ANNUAL INFORMATION FORM

VASOGEN INC.
2505 Meadowvale Boulevard
Mississauga, Ontario, L5N 5S2
CANADA

(February 27, 2008)

TABLE OF CONTENTS

REFERENCE INFORMATION	1
FORWARD-LOOKING INFORMATION	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
DESCRIPTION OF THE BUSINESS	3
SUMMARY	3
PRODUCTS AND MARKETS	3
SCIENTIFIC ADVISORY BOARD	6
COMPETITIVE ENVIRONMENT	8
MANUFACTURING	8
INTELLECTUAL PROPERTY	8
REGULATORY REQUIREMENTS	9
ENVIRONMENTAL PROTECTION	10
EMPLOYEES	10
FACILITIES	10
ROYALTIES	11
STRATEGIC ALLIANCES	11
BANKRUPTCIES AND REORGANIZATIONS	11
CODES OF CONDUCT	11
RISK FACTORS	11
RISKS RELATING TO OUR BUSINESS	12
RISKS RELATING TO OUR SECURITIES	20
DIVIDENDS	23
CAPITAL STRUCTURE	23
DESCRIPTION OF THE WARRANTS ISSUED IN CONNECTION WITH SALE OF COMMON SHARES	24
MARKET FOR SECURITIES	24
ESCROWED SECURITIES	25
DIRECTORS AND OFFICERS	25
COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE	28
AUDIT COMMITTEE	28
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	37
TRANSFER AGENTS AND REGISTRARS	37
MATERIAL CONTRACTS	37
INTERESTS OF EXPERTS	38
ADDITIONAL INFORMATION	38

VASOGEN INC.

ANNNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2007

REFERENCE INFORMATION

In this report, “we,” “us,” and “our” refer to Vasogen Inc. (“Vasogen” or “the Company”) and its subsidiaries.

As used herein, unless otherwise stated, the terms “quarter” and “year” refer to calendar quarter and fiscal year, respectively. Unless otherwise stated, the information contained herein is as of November 30, 2007.

All currency figures herein are in Canadian dollars, unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual information form and in certain documents incorporated by reference herein and therein may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of the Celacade1 System (“Celacade”), our medical device for the treatment of chronic heart failure, or VP025, plans to fund our current activities, statements concerning our partnering activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, and objectives of management.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We have made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade in the treatment of chronic heart failure, particularly in the European Union (“E.U.”), the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional clinical trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. The risks include, but are not limited to, those discussed below that could cause our actual results to differ significantly from those contained in any forward-looking statements and/or forward-looking information.

Specifically, this annual information form and the documents incorporated by reference herein contain forward-looking statements regarding:

•	our ability to commercialize Celacade in the E.U. and elsewhere;

•	our plans to advance the development of Celacade for the treatment of chronic heart failure;

•	our intention to seek corporate alliances to support the commercialization of our products, including Celacade;

•	our intention to raise additional capital to fund our activities;

•	our plan to continue preclinical development of VP025 in models of neuro-inflammatory disease; and

•	our intention to continue the clinical development of VP025.

1 Celacade is a trade-mark owned by Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen Inc., and is used with permission.

Such forward-looking statements and/or forward-looking information involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	difficulties and delays we may experience in the European commercialization of Celacade;

•	our election to conduct additional clinical trials to complete the development of Celacade for chronic heart failure and the uncertainties typically associated with such additional clinical trials;

•	difficulties, delays, or failures in obtaining regulatory approvals to market our products, including Celacade for chronic heart failure;

•	difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the commercialization of our products, including Celacade for chronic heart failure;

•	the need for additional capital to sustain our current level of operations given remaining cash resources, and the effect of capital market conditions and other factors;

•
difficulties, delays, or failures we may experience in our further preclinical investigation of the impact of VP025 on several models of neuro-inflammatory disease or in the scale-up of VP025 to support further clinical development;

•	difficulties, delays, or failures we may experience in the conduct of clinical trials for VP025 and the commencement of further clinical trials for VP025;

•	difficulties, delays, or failures in obtaining regulatory approvals for the initiation of clinical trials for our products;

•	insufficient acceptance of and demand for our products; and

•	difficulties, delays, or failures in obtaining appropriate reimbursement for our products.

Although we believe that the expectations reflected in the forward-looking statements and/or forward-looking information are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by applicable securities laws, we are under no duty to update any of the forward-looking statements contained in this annual information form after the date hereof to conform such forward-looking statements to our actual results.

CORPORATE STRUCTURE

Vasogen Inc. was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A., and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns certain of our intellectual property related to our products and technologies. Our registered principal office is located at 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2. We are currently a “reporting issuer” in all of the provinces and territories of Canada. Our telephone number is (905) 817-2000 and our facsimile number is (905) 569-9231. Our website is www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a biotechnology company that is focused on the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. Our lead product, Celacade, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation.  Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the E.U. by Grupo Ferrer Internacional, S.A. (“Ferrer”).  Celacade is in late-stage clinical development for the treatment of chronic heart failure in the United States. We are also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders. VP025 is the lead drug candidate from this new class.

We manage the development and manufacture of our products for use in preclinical and clinical research and we continue to advance our product development program to support future commercial scale production.  Patent applications are filed to protect our products and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our technologies to the treatment of a number of disease indications. We own patents and patent applications relating to our products and technologies in the United States, Canada, and other jurisdictions around the world.

We may establish corporate alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere.  Based on market research to date, we expect that the primary point of use of Celacade will be the outpatient hospital clinic and/or cardiology practices.

Over the past three fiscal years, we have raised approximately $129.0 million in net proceeds from the issuance of debt and equity securities to investors, and through the exercise of options and warrants. Our common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “VAS” and are quoted for trading on the NASDAQ Capital Market (NASDAQ) under the symbol “VSGN”.

Our Development Pipeline

Product Candidate	Indication	Developmental Stage
Celacade System	Chronic Heart Failure	- Phase III results published - Confirmatory study in planning stage for the purpose of U.S. regulatory approval - E.U. commercialization activities ongoing
VP025	Neuro-inflammatory Conditions	- Phase I completed
VP015	Inflammatory Conditions	- Preclinical

DESCRIPTION OF THE BUSINESS

SUMMARY

We are a biotechnology company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Our lead product, Celacade, is a device-based therapy for the treatment of chronic heart failure.  Celacade is being marketed in the E.U. and is in late-stage clinical development in the United States.  We are also developing our VP series of drugs for the treatment of inflammatory conditions.

PRODUCTS AND MARKETS

Celacade Chronic Heart Failure Program

Heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating syndrome in which the heart’s ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.  According to the Heart Failure Society of America, heart failure is the only major cardiovascular condition with prevalence and incidence on the rise. Heart failure, which is now often referred to as an epidemic, is estimated to affect 12 million individuals in North America and Europe. In North America alone, heart failure affects more than five million people and is associated with more than 300,000 deaths each year and the direct cost of healthcare primarily resulting from hospitalization is estimated to exceed $31 billion annually.

Therapy utilizing our Celacade technology is designed to target the destructive inflammation underlying chronic heart failure and other cardiovascular diseases. Inflammation is a normal response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells release a number of factors, including cytokines - potent chemical messengers that modulate inflammation and facilitate the healing process. While this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to a number of serious medical conditions.

During a brief outpatient procedure, a small sample of a patient’s blood is drawn into our Celacade single-use disposable cartridge and exposed to controlled oxidative stress utilizing our proprietary Celacade medical device technology. Oxidative stress is a factor known to initiate apoptosis, a physiologic process that is inherently anti-inflammatory. The treated blood is then administered to the same patient intramuscularly. An initial course of treatment comprising three consecutive outpatient procedures is administered over a two-week period, and treatments are continued once per month thereafter.

Our double-blind, placebo-controlled ACCLAIM trial studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries.  ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization.  Patients included in the study had New York Heart Association (“NYHA”) Class II, III, or IV symptoms of heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included a number of pharmaceuticals such as diuretics (94%), ACE-inhibitors (94%) and beta-blockers (87%), as well as device therapies including automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%).  The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were balanced for all important baseline characteristics, including demographics, LVEF, NYHA classification, concomitant medical conditions, medications, and device therapies.

Results from the ACCLAIM study have been published in The Lancet (Lancet 2008; 371: 228-36), a world-leading medical journal.  The key findings from the ACCLAIM trial were also presented at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington.

The difference in time to death or first cardiovascular hospitalization, the primary endpoint of ACCLAIM, for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

In the ACCLAIM trial, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in a pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).  Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for patients in the intent-to-treat study population (p=0.04).  Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

We have already received E.U. regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of all NYHA Class II patients, as well as NYHA Class III, and IV patients who do not have a prior history of heart attack in the 27 member countries of the E.U.

During 2007, we completed a collaboration agreement (the “Agreement”) with Ferrer to commercialize Celacade for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Under the Agreement, Ferrer will have the exclusive rights to market Celacade for the treatment of chronic heart failure and other cardiovascular conditions in certain countries of the E.U. and Latin America.  Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the E.U.  In December 2007, Ferrer received initial orders for Celacade in Germany.

Under the Agreement, the commercial launch strategy for Celacade in certain countries of the E.U. will involve an initial commercialization phase (ICP) during which Ferrer will target key physicians to build support for expanded use of Celacade within the broader medical community.  Based on Ferrer’s current plan, the ICP is expected to conclude no later than September 1, 2008.  Under the terms of the Agreement, we are responsible for the cost of delivering the Celacade technology to Ferrer, which includes the Celacade single-use disposable cartridges required for the delivery of each Celacade monthly treatment. During the ICP, Ferrer will pay us a fixed amount for the disposable cartridges and following the successful completion of the ICP, and upon the first commercial sale as defined in the Agreement, we will receive 45% of revenues generated by Ferrer through the sale of the cartridges.  After a period five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%.  Following the ICP, we will also receive milestone payments, based on the first commercial sale of Celacade on a country-specific basis, and we will receive milestone payments on reaching pre-specified thresholds based on overall sales.  Also under the terms of the Agreement, Ferrer will be financially responsible for costs associated with the launch and marketing of Celacade.   Our agreement with Ferrer is available on SEDAR and EDGAR.

At a meeting with the FDA to discuss the ACCLAIM results in May 2007, the agency strongly recommended that we conduct a confirmatory study to support a U.S. Pre-Market Approval (“PMA”) filing for Celacade for NYHA Class II heart failure patients and also recommended that we use a Bayesian statistical approach.  This approach involves a trial design methodology that may allow for the utilization of prior trial results to contribute to the statistical power of a confirmatory study and therefore potentially provides the opportunity to significantly reduce the number of required patients, as well as the cost and duration of a confirmatory study.  As a result of the FDA’s recommendations, we retained Berry Consultants and Dr. Donald A. Berry, Head, Division of Quantitative Sciences and Chairman, Department of Biostatistics, The University of Texas MD Anderson Cancer Center, and an authority in the area of Bayesian and adaptive trial design, to assist with the development of the study.

In September 2007, we announced our plans for a confirmatory study (“ACCLAIM II”) that would support an application for regulatory approval in the United States of our Celacade System for the treatment of patients with NYHA Class II heart failure. We have been working closely with the FDA to finalize the ACCLAIM II protocol and the statistical analysis plan.  In preparation for ACCLAIM II, the FDA has been reviewing Celacade in the context of their newly issued draft document entitled ‘Guidance for Industry Regulation of Human Cells, Tissues, and Cellular and Tissue-Based Products (HCT/Ps) - Small Entity Compliance Guide’ to assess whether this draft guidance is relevant to the Celacade System.  To date, the Celacade System has been regulated as a medical device with the Center for Devices and Radiological Health (CDRH) acting as lead reviewer, with input from Center for Biologics Evaluation and Research (CBER).  The FDA has recently informed us that Celacade will remain regulated as a medical device; however, CBER will take the role of lead reviewer, with CDRH providing input.  We are planning to meet with CBER to finalize their input into the design of ACCLAIM II.

We have established the Steering Committee to provide input to the ACCLAIM II final study design. James B. Young, MD, Chairman, Division of Medicine at the Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure, has agreed to be the Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM II study.  Dr. Young was the Global Principal Investigator for ACCLAIM and has played a leading role in numerous other multi-center clinical trials focusing on heart failure and transplantation.

VP025 Drug Development Program

We are also developing a new class of drugs that is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that are designed to modulate cytokine levels and control inflammation. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of neuro-inflammatory disorders.  VP015, an additional product candidate from this new class of drugs, is being developed to treat other inflammatory conditions.

Among the many neurological conditions associated with an inflammatory response in the nervous system are Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (“ALS”). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity.  Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden. It is estimated that neurological conditions, which are expected to increase in prevalence as the population ages, currently affect more than five million people in North America and generate costs of care that exceed $75 billion annually.

We have completed considerable preclinical work that has demonstrated the ability of VP025 to reduce inflammation in models of a number of neurodegenerative diseases, including Parkinson’s disease, Alzheimer’s disease, ALS, and diabetic retinopathy. We have also successfully completed a phase I clinical trial of VP025.  This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers.  Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.  We continue to focus on optimizing the manufacture of VP025 to support further clinical development.

We plan to seek collaborations for VP025 and our VP series of drugs for one or more of the potential applications to assist with the clinical and commercial development of these products allowing us to focus our current resources on the commercialization of Celacade in the E.U. and the execution of our planned ACCLAIM II study, which we currently believe provide the best opportunities to enhance shareholder value.

SCIENTIFIC ADVISORY BOARD

We have an independent Scientific Advisory Board (“SAB”) to advise management and the Board of Directors on our scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium and reimbursement for their reasonable out-of-pocket expenses incurred in connection with our business, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals, and other centers of biomedical research may, from time to time, collaborate on or direct independent basic research, preclinical studies, and/or feasibility clinical trials involving our technologies and receive, in connection therewith, professional fees at market rates. The Members of our SAB are:

Robert Roberts, MD, FRCP(C), FACC, Chairman

Dr. Roberts is the President and CEO of the University of Ottawa Heart Institute, one of Canada’s leading centers in cardiovascular medicine.  Dr Roberts was formerly Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world’s leading centers for cardiovascular care, research, and education.  Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease.  He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders.  He is the author of more than 700 scientific publications and sits on several key editorial boards and is Editor of Current Opinion in Cardiology.  He has been Associate Editor of Hurst’s The Heart since 1990.  Dr. Roberts has received many honours and awards, including the prestigious American College of Cardiology’s 1998 Distinguished Scientist Award and the American Heart Association's Merit Award in 2001.  In 2002, he was awarded a member of the most cited and influential Researcher in the world.  In 2005, Dr. Robert Roberts founded The Ruddy Canadian Cardiovascular Genetics Centre, which recently identified the first common gene for coronary artery disease.  In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

Stanley H. Appel, MD

Dr. Appel is Chair of the Department of Neurology at the Methodist Neurological Institute, and Professor of Neurology at Weill Medical College of Cornell University.  He is also the Peggy and Gary Edwards Distinguished Endowed Chair for the Treatment and Research of ALS, Department of Neurology, Methodist Neurological Institute.  He serves as the Director of the MDA/ALS Research and Clinical Center and is the former Director of the Alzheimer’s Disease Research Center at Baylor College of Medicine and previously served as the Director of the Jerry Lewis Neuromuscular Research Center at Baylor College of Medicine in Houston, Texas.  Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson’s, Alzheimer’s, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig’s disease.  Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines in these diseases.  He has served as an Advisory Board member of the Alzheimer’s disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry.  For ten years, he acted as Editor-in-Chief for Current Neurology.  Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 350 scientific publications to his credit.

 Valentin Fuster, MD, PhD

Dr. Fuster serves The Mount Sinai Medical Center as Director of Mount Sinai Heart, the Zena and Michael A. Wiener Cardiovascular Institute and the Marie-Josée and Henry R. Kravis Center for Cardiovascular Health. He is also the Richard Gorlin, MD/Heart Research Foundation Professor, Mount Sinai School of Medicine. Among the positions of distinction that he holds are Past President of the American Heart Association, Immediate Past President of the World Heart Federation, a member of the Institute of Medicine of the National Academy of Sciences, a former member of the National Heart, Lung and Blood Institute Advisory Council, and former Chairman of the Fellowship Training Directors Program of the American College of Cardiology. Seventeen distinguished universities throughout the world have granted him honoris causa.  Dr. Fuster is also the President of Science of the Centro Nacional de Investigaciones Cardiovasculares Carlos III (CNIC) in Madrid, Spain. Dr. Fuster is the recipient of two major ongoing NIH grants. He has published more than 700 articles on the subjects of coronary artery disease, atherosclerosis and thrombosis, and he has become the lead Editor of two major textbooks on cardiology, 'The Heart' (previously edited by Dr. J. Willis Hurst) and "Atherothrombosis and Coronary Artery Disease" (with Dr. Eric Topol and Dr. Elizabeth Nabel). Dr. Fuster has been appointed Editor-in-Chief of the Nature journal that focuses on cardiovascular medicine. Dr. Fuster is the only cardiologist to receive all four major research awards from the four major cardiovascular organizations: The Distinguished Researcher Award (Interamerican Society of Cardiology, 2005), Andreas Gruntzig Scientific Award (European Society of Cardiology, 1992), Distinguished Scientist (American Heart Association, 2003), and the Distinguished Scientist Award (American College of Cardiology, 1993). In addition, he has received the Lewis A. Conner Memorial Award by the American Heart Association, the James B. Herrick Achievement Award from the Council of Clinical Cardiology of the American Heart Association, the 1996 Principe de Asturias Award of Science and Technology (the highest award given to Spanish-speaking scientists), the Distinguished Service Award from the American College of Cardiology, the Gold Heart Award (American Heart Association's highest award), and the Gold Medal of the European Society of Cardiology (Vienna, September 2007).  In 2008, Dr. Fuster will receive the Kurt Polzer Cardiovascular Award from the European Academy of Science and Arts. After receiving his medical degree from Barcelona University and completing an internship at Hospital Clinic in Barcelona, Dr. Fuster spent several years at the Mayo Clinic, first as a resident and later as Professor of Medicine and Consultant in Cardiology. In 1981, he came to Mount Sinai School of Medicine as head of Cardiology. From 1991 to 1994, he was Mallinckrodt Professor of Medicine at Harvard Medical School and Chief of Cardiology at the Massachusetts General Hospital. He returned to Mount Sinai in 1994 as Director of the Zena and Michael A. Wiener Cardiovascular Institute and most recently, he has been named the Director of the Mount Sinai Heart.

Milton Packer, MD

Dr. Packer is Professor and Chair of the Department of Clinical Sciences and the Gayle and Paul Stoffel Distinguished Chair in Cardiology, Southwestern Medical Center, University of Texas. He is the former Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and the former Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City. One of the leading experts in the pathophysiology and treatment of heart failure, Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments.  The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world, including a number of prestigious named lectureships, on the treatment of heart failure.  He has served, or currently serves, on the editorial boards of many major medical journals, including Circulation and Journal of the American College of Cardiology. He has also been elected to a number of societies, including the American Society for Clinical Investigation.  He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America.  Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and health care policy.

David Wofsy, MD

Dr. Wofsy is Professor of Medicine and Microbiology/Immunology at the University of California, San Francisco (UCSF).  He also serves as Associate Dean for Admissions at the UCSF School of Medicine. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases.  Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases.  Much of Dr. Wofsy’s research has been on systemic lupus erythematosus (SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials.  He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.

COMPETITIVE ENVIRONMENT

The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on medical conditions that are the same as, or similar to, those targeted by us. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than we do. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through collaborative agreements.  These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with us in recruiting and retaining highly qualified scientific personnel.

MANUFACTURING

We maintain a quality management system that is registered to ISO13485. This quality system registration is necessary to support regulatory approvals (see “Regulatory Dependence”). For entry into the U.S. market, we are also ensuring the necessary compliance of our quality system to the FDA Quality System Regulation (“QSR”). In addition, our medical devices meet the requirements of the E.U. Medical Devices Directive 93/42/EEC for CE Marking.

We currently rely upon subcontractors for the manufacture of our device technology. The subcontractors operate quality systems in accordance with ISO13485, and/or the FDA QSR, as necessary. Manufacturing, testing, and maintenance of our medical devices are verified and validated as appropriate to ensure conformance to defined specifications.

The manufacturing of VP025 is performed according to current Good Manufacturing Practice (“GMP”) at contract manufacturing organizations that have been approved by our quality assurance department, following audits in relation to the appropriate regulations.  Manufactured product is tested for conformance with product specifications prior to release by our quality assurance department.  GMP batches of VP025 are subjected to prospectively designed stability test protocols.

INTELLECTUAL PROPERTY

Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products, and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our products and technologies to the treatment of a number of disease indications. We seek patent protection in various jurisdictions of the world. We own patents and patent applications relating to our products and technologies in the United States, Canada, Europe, and other jurisdictions around the world. We own trademark registrations and trademark applications associated with our Celacade technology in various jurisdictions, and rely on our legal rights in other jurisdictions.  The scope and duration of our intellectual property rights vary from country to country depending on the nature and extent of our intellectual property filings, the applicable statutory provisions governing the intellectual property, and the nature and extent of our legal rights.  We will continue to seek intellectual property protection as appropriate.

We require our employees, consultants, members of the SAB, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual’s relationship with us.

REGULATORY REQUIREMENTS

Before medical products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed. The regulatory review and approval process varies from country to country. Similarly, we are also subject to separate regulations where we conduct clinical trials. We cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

Europe

Medical products that are placed on the market in the E.U. are subject to one of two mutually exclusive regulatory regimes: either the Medical Devices Directive (“MDD”), Council Directive 93/42/EEC, for medical devices, or the Medicinal Products Directive, Council Directive 65/65/EEC for pharmaceutical products. Our Celacade technology has been classified as a medical device in the E.U.

We are required to demonstrate compliance with the requirements of the MDD 93/42/EEC and affix a CE Mark to our medical devices in order to place our medical device products on the market within the member states of the E.U., Norway, and Switzerland. We have CE Mark approval for our Celacade System in chronic heart failure. The CE Mark attests that our medical device products meet the “essential requirements” of the MDD relating to safety and efficacy. We must also demonstrate our regulatory compliance (“conformity assessment”) annually through a qualified third party (a “Notified Body”) selected by us. We have demonstrated our regulatory compliance with these requirements for devices placed in Europe for clinical trials, and our quality system was registered to ISO9001 and EN46001 in February 1998. In addition, our quality system was registered to ISO13485:1996 in August 2001 and to ISO 13485:2003 in September 2006.

We are subject to annual surveillance audits by our Notified Body and are required to report any device-related serious adverse incidents or near-incidents to the appropriate authorities.  To place a CE-Marked medical device on the market within most European jurisdictions, we are required to provide notification to national authorities.

United States

In the United States, clinical trials and commercialization of medical devices require the approval of the FDA.   We are subject to regulation by the FDA, as well as state and local authorities. Our medical devices are subject to the PMA process prior to marketing in the United States. The PMA process is a multi-step process that requires us to submit to the FDA preclinical, clinical, and design and manufacturing data, which we have been compiling to demonstrate the safety and effectiveness of our devices for the stated medical indications or uses.

The clinical studies that generate the clinical data for the PMA are subject to regulation under the investigational device exemption (“IDE”) regulations. Before clinical studies of our device can begin, an IDE application must be submitted to, and approved by, the FDA. In addition, before a study can commence at each participating clinical center, the center’s institutional review board (“IRB”) must approve the clinical protocol and other related documents. During the PMA review process, the FDA will conduct an inspection of the manufacturer’s facilities to ensure that the device design and manufacture are in compliance with applicable QSR requirements. The QSR requirements mandate that we manufacture our devices and maintain our documents in a prescribed manner with respect to design, manufacturing, testing, and control activities.  The FDA may also conduct inspections of the clinical trial sites and the preclinical laboratories conducting pivotal safety studies to ensure compliance with Good Clinical Practice and Good Laboratory Practice requirements and may seek the advice of one of their Advisory Committees or other Centers with the FDA.   If the FDA evaluations of the PMA application and the results of inspections are favourable, the FDA may issue an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. Only when those conditions have been fulfilled to the satisfaction of the FDA will the FDA issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements, such as post-market surveillance clinical trials, in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

Canada

In Canada, clinical trials and the commercialization of medical products require the approval of Health Canada. The Therapeutic Products Directorate (“TPD”) of Health Canada regulates the manufacture and sale of medical devices in Canada. The Canadian Medical Device Regulations are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. There must also be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such technology is a multi-step process, and we are prohibited from promoting or commercializing our products prior to regulatory approval. For any clinical investigation and testing of our products in Canada, authorization by the TPD is required. In addition, before a study can commence at each participating clinical center, the center’s IRB must approve the clinical protocol and other related documents.

We must manufacture our devices under approved quality system conditions and must validate the performance characteristics of the devices to ensure that the devices perform safely, consistently, and reliably. The TPD has adopted ISO13485 and relies upon accredited registrars to certify manufacturers of medical devices. Our quality system was registered to ISO13485 in August 2001 and to ISO 13485:2003 in September 2006.

Manufacturers of marketed devices must also be licensed by Health Canada. Licensing is contingent upon successful certification by an accredited registrar.

In addition to the regulatory product approval framework, we are also subject to municipal, provincial, and federal laws governing occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control. We may be subject to other current and future regulations, including future regulation of the biotechnology/pharmaceutical and/or medical device industry. We believe we are in material compliance with all such existing regulations.

ENVIRONMENTAL PROTECTION

We believe we are in material compliance with applicable environmental protection laws, and we believe that ongoing compliance with applicable environmental protection laws will not have a material effect on us. Expenditures for environmental compliance have not been, and are not anticipated to be, material. We are unable to predict what changes may be made to environmental laws in the jurisdictions in which we operate and may operate in the future, although we anticipate that such laws will likely become more stringent.

EMPLOYEES

On November 30, 2007, we had 104 full-time employees, representing a decrease from the 125 we had on November 30, 2006.  Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

FACILITIES

We lease facilities at 2505 Meadowvale Boulevard, Mississauga, Ontario Canada L5N 5S1 and at the MaRS Discovery District, 101 College Street, Toronto, Ontario, Canada M5G 1L7.  Effective November 30, 2007, the lease commitments at these premises cover a total of approximately 38,000 square feet. In addition, Vasogen Ireland Limited leases premises in Ireland totaling approximately 5,500 square feet. We continually monitor our facility requirements in the context of our needs and the results of our research and development activities, and we expect these requirements to change commensurately with our activities.

ROYALTIES

We have granted royalties to unrelated third parties on gross amounts receivable by us on future commercial sales of our products, comprising 1.5% on all sales to a maximum of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of our Celacade technology, to a maximum royalty of $5.0 million per annum. To date, no royalties are or have been due or payable.

STRATEGIC ALLIANCES

Based on marketing studies to date, we expect that the primary point of use for our Celacade technology will be the hospital outpatient clinics and/or cardiology practices.

On April 18, 2007, we announced a collaboration with Ferrer to commercialize our Celacade technology for the treatment of chronic heart failure (“HF”) in the E.U. and in certain Latin American countries.

Under the Agreement, Ferrer will have the exclusive rights to market our Celacade technology for the treatment of chronic HF and other cardiovascular conditions in specified countries of E.U., including Germany, Spain, Portugal, France, and Italy, and certain countries in Latin America, including Mexico, Brazil, Argentina, and Venezuela.  Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the E.U.

Under the Agreement, the commercial launch strategy for Celacade in the E.U. will involve an initial commercialization phase (ICP) during which Ferrer will target key physicians to ensure support for expanded use of Celacade within the broader medical community.  Based on Ferrer’s current plan, the ICP is expected to conclude no later than September 1, 2008.  Under the terms of the Agreement, we are responsible for the cost of delivering the Celacade technology to Ferrer, which includes the Celacade single-use disposable cartridges required for the delivery of each Celacade monthly treatment. During the ICP, Ferrer will pay us a fixed amount for the disposable cartridges and following the successful completion of the ICP, and upon the first commercial sale as defined in the Agreement, we will receive 45% of revenues generated by Ferrer through the sale of the cartridges.  After a period five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%.  Following the ICP, we will also receive milestone payments, based on the first commercial sale of Celacade on a country-specific basis, and we will receive milestone payments on reaching pre-specified thresholds based on overall sales.  Also under the terms of the Agreement, Ferrer will be financially responsible for costs associated with the launch and marketing of Celacade.

During the year ended November 30, 2001, we entered into a strategic alliance with Quest Diagnostics Incorporated (“Quest Diagnostics”) of New Jersey, U.S.A. to establish a potential secondary point of use for our Celacade technology to service patient referrals outside hospital clinics and cardiology practices in the United States on an exclusive basis.  The final terms of the strategic alliance with Quest Diagnostics are not yet established. We remain free to pursue marketing arrangements with other parties to support the commercialization of our Celacade technology in the United States and in the rest of the world.  As part of the agreement, Quest Diagnostics made a US$7.5 million investment in our Company and received common shares.

BANKRUPTCIES AND REORGANIZATIONS

There have been no bankruptcy, receivership, or similar proceedings against us or our subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by us or our subsidiaries within our three most recent fiscal years and none are currently proposed for the current fiscal year.  There have been no material reorganizations of us or our subsidiaries within our three most recent fiscal years and none are currently proposed for the current fiscal year.

CODES OF CONDUCT

The Board of Directors’ Code of Conduct and the Employee Code of Conduct have been implemented. These may be viewed on our website at www.vasogen.com or at www.sedar.com.  During the year ended November 30, 2007, no waivers or requests for exemptions from the Codes of Conduct were either requested or granted.

RISK FACTORS

Prospects for companies in this industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology and medical device companies should be regarded as speculative.

Biotechnology research and development involves a high and significant degree of risk.  An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Annual Information Form.  The list of risks and uncertainties described below is not an exhaustive list.  Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.  If any one or more of the following risks occur, the Company’s business, financial condition and results of operations could be seriously harmed.  Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company’s common shares could decline.  If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.

RISKS RELATING TO OUR BUSINESS

Our business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to us.

We will require additional funds in our business that may be difficult to obtain when needed or on terms acceptable to us.

As of November 30, 2007, we had cash and cash equivalents of $23.5 million (US$23.5 million).  As of January 31, 2008, our cash balance was $21.4 million (US$21.4 million).   We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market, and to establish marketing, sales, and distribution capabilities, including, as warranted, for Celacade.  Our future capital requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within our control.  We have no committed sources of capital.  Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop. Any future debt financing arrangements we enter into likely would contain restrictive covenants that impose significant operating and financial restrictions on us.  Our share price has not significantly recovered following the announcement of the ACCLAIM top-line results in 2006, which may negatively impact our ability to obtain financing in the future.  Should our ability to secure additional financing be delayed, management would be required to adjust its commercialization plans and research and development programs and reduce its cash expenditures in order to ensure that we have sufficient cash to fund planned expenditures.

In order to secure financing, if it is even available, it is likely that we will sell additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and restricted stock units and intend to offer and issue options and restricted stock units to purchase common shares and/or rights exchangeable for or convertible into common shares.  These activities could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

Our Collaboration with Ferrer may not be successful.

On April 18, 2007, we announced a collaboration with Ferrer, a leading European pharmaceutical and medical devices company, to commercialize our Celacade technology for the treatment of chronic heart failure in certain European and Latin American countries.

Under the Agreement, Ferrer will have the exclusive rights to market our Celacade technology for the treatment of chronic heat failure and other cardiovascular conditions in specified countries of Europe, including Germany, Spain, Portugal, France, and Italy, and certain countries in Latin America, including Mexico, Brazil, Argentina, and Venezuela.  Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the E.U.

Under the Agreement, the commercial launch strategy for Celacade in Europe involves an initial commercialization phase (“ICP”) during which Ferrer will target key physicians to ensure support for expanded use of Celacade within the broader cardiology community.  Based on Ferrer’s current plan, the ICP is expected to conclude no later than September 1, 2008.  Under the terms of the Agreement, we are responsible for the cost of delivering the Celacade technology to Ferrer, based on orders received, which includes the Celacade single-use disposable cartridges required for the delivery of each Celacade monthly treatment.  During the ICP, Ferrer will pay us a fixed amount for the disposable cartridges and following the completion of this phase, we will receive 45% of Celacade revenues generated by Ferrer through the sale of Celacade single-use disposable cartridges, one of which is required for the delivery of each Celacade monthly treatment. After a period of five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%.  We will also receive milestone payments based on Ferrer’s achievement of the first commercial sale of Celacade after the completion of the ICP on a country-specific basis, and on reaching pre-specified sales thresholds. Should we not reach the pre-specified sales thresholds or should the collaboration not ultimately be successful, our business may be affected adversely.

We are in the early stages of commercialization and may experience significant fluctuations in revenues, expenses and losses.

We are in the early stages of commercializing our products.  Although Ferrer received initial orders for our Celacade technology in December 2007, market uptake remains uncertain.  As a result, our ability to continue operations is uncertain and is dependent on our ability to generate sufficient revenue from European commercialization, additional partnerships or additional financings.  We may experience significant fluctuations in revenues, expenses and losses.  Such fluctuations may be affected by a number of factors, including variances in the sales cycle, the level of market acceptance for Celacade, responses by competitors, research and development expenses, financing and regulatory compliance costs and the acquisition/loss of key customers.

We are a development-stage company with a history of losses, we have not recognized any product revenues, and we may never achieve profitability.

Except for the commercialization of Celacade through our collaboration with Ferrer, our products are in the development stage and, accordingly, our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.  We have incurred a loss in each year since our inception and have received no cash flow from operations to date.  These losses have resulted in decreases in our cash balances, working capital, and shareholders’ equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to commercialize Celacade successfully and further develop our products. There can be no assurance that we will grow and be profitable.

At November 30, 2007, we had an accumulated deficit of approximately C$381.8 million (US$381.8 million).  We have not generated revenues from the commercialization of any products.  Our net operating losses over the near-term and the next several years are expected to continue as a result of the further clinical trial activity and preparation for regulatory submission necessary to support regulatory approval of our products, subject to partial offset based on revenues expected from our collaboration with Ferrer. To obtain regulatory approval in North America or to support the use of our Celacade technology in a broader range of heart failure patients, it will be necessary to conduct another phase III trial of Celacade and the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased.  There can be no assurance that such additional clinical trials will be successful.  There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

We intend to seek additional collaborative arrangements to commercialize our products.  These collaborations, if secured, may not be successful.

We have entered into a collaboration with Ferrer for the commercialization of our Celacade product in specified countries in the E.U. and in Latin America and intend to seek additional collaborative arrangements to develop and commercialize Celacade in other markets.  We also intend to seek collaborative arrangements to develop and commercialize our other products, including VP025, in Europe and North America. There can be no assurance that we will be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

Our strategy for the research, development, and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees, health care institutions and principal investigators and others, and our commercial success is dependent upon these outside parties performing their respective contractual obligations responsibly and with integrity. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs.

We are subject to stringent ongoing government regulation.

Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada, and other health agencies can require additional clinical trials and can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our medical products in Canada, the United States, and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on our business, financial condition, and results of operations.

To date, our Celacade technology has been regulated by the FDA and Health Canada as a medical device. In preparation for ACCLAIM II, the FDA has been reviewing Celacade in the context of its newly issued draft document entitled “Guidance for Industry Regulation of Human Cells, Tissues and Cellular and Tissue-Based Products (HCT/Ps) - Small Entity Compliance Guide” to assess whether this draft guidance is relevant to the Celacade technology.  To date, Celacade has been regulated as a medical device with the CRDH acting as lead reviewer with input from the CBER.  The FDA has recently informed us that Celacade will remain regulated as a medical device; however, CBER will take the role of lead reviewer with CDRH providing input.

There can be no assurance that this regulatory status will not change in the future or that additional regulatory bodies wil not have input into the approval of our medical products.  If the FDA or Health Canada decide to regulate the Celacade therapeutic device as a drug, biologic, or combination product, we could be obligated to conduct additional clinical trials and, in any event, the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased.

We have discussed our phase III ACCLAIM trial (in particular, the results presented in respect of Class II NYHA patients) with the FDA.  As a result of these discussions, the FDA recommended that we conduct an additional phase III clinical trial as a condition of approval.  Our election to conduct an additional study will increase the cost of and the timeline for developing Celacade for chronic heart failure.  As a result of our meeting with the FDA, on September 17, 2007, we announced plans for ACCLAIM II, which, if successful, is expected to support an application for regulatory approval in the United States of our Celacade technology for the treatment of patients with NYHA Class II heart failure.  There can be no assurance that the final design of ACCLAIM II will be similar to that currently contemplated.

There can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products, including maintaining our CE Mark approval for Celacade in Europe, or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us and our directors, officers, and employees, or require us to make substantial changes to our manufacturing operations. Any such actions could have a material adverse effect on our business, financial condition, and results of operations.

We do not yet have all the required approvals to market our product candidates, and our clinical trials may not yield results that will enable us to obtain regulatory approval outside of Europe.

There can be no assurance that any of our products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for Celacade in North America.  There can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

The results of our completed preclinical studies and clinical trials may or may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment, or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all.

On June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade in chronic heart failure.  While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with NYHA Class II chronic heart failure.  In addition, Celacade significantly reduced the risk of death or first cardiovascular hospitalization in a subgroup of 919 patients with no prior history of heart attack at baseline.  The FDA advised us to complete a further confirmatory study and ACCLAIM II is currently under development.  There is no assurance that the results from the ACCLAIM II study will enable us to obtain regulatory approval to market Celacade in North America.

The science underlying our Celacade technology is relatively new and unproven.

Definitive proof of the precise mechanism of action of our Celacade technology will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor to our knowledge has any other company, successfully commercialized a therapy similar to that using the Celacade therapeutic device.  There can be no assurance that the products we are currently developing will be approved by additional regulatory agencies or that further testing will yield positive results. Should one of our product candidates prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.  With respect to results from the ACCLAIM trials and the development of the ACCLAIM II trial, see “Our Business - Overview” and “Our Business - Recent Developments.”  Except for the CE Mark in Europe, we do not yet have all the required approvals to market our product candidates in the markets we may wish to enter, and our clinical trials may not yield results that will enable us to obtain these additional regulatory approvals.

A further setback in the development of our Celacade technology would likely cause a further drop in the price of our common shares.

We intend to rely substantially on the exploitation of our Celacade technology for our future earnings. If our Celacade technology does not become commercially viable, we may not achieve profitability and our common share price would likely decline further.  For example, on June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade in chronic heart failure.  While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with NYHA Class II chronic heart failure.  The closing price of our common shares on NASDAQ decreased from US$18.50 on June 23, 2006, the last trading day prior to the announcement, to US$4.80 on June 26, 2006 (in each case, after giving effect to the one for 10 reverse split (consolidation) that occurred on April 17, 2007).

We are reliant on our key personnel.

The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect our ability to complete the development of our products, successfully commercialize our products, and to grow and expand our business operations. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition, and/or results of operations.

Our intellectual property may not provide meaningful protection for our product candidates. We may infringe others’ patents. Patent litigation is time consuming and expensive.

Our success may depend, in part, on our ability to obtain patent protection for our products and processes. We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents covering certain aspects of our immune modulation therapies and medical devices. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology, pharmaceutical, and medical device companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology, pharmaceutical and medical device patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

It is possible that our products or processes will infringe, or will be found to infringe, patents not owned or controlled by us. In addition, because patent applications are often maintained in secrecy and may take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products infringe. If any relevant claims of third-party patents that relate to our products are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to us or that we could redesign our products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject us to significant liabilities to third parties, require disputed rights to be licensed, or require us to cease using our technology.

If we fail to obtain acceptable prices or appropriate reimbursement for our products, our ability to successfully commercialize our products will be impaired.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, that plan to offer various products in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for our products and related treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and related treatments will be eligible for reimbursement.

If purchasers or users of our products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if our products and related treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

Competition in our target markets is intense, and developments by other companies could render our product candidates obsolete.

The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for chronic heart failure, and neurological diseases, and others are being developed.

If we are unable to continue developing advanced technology, advanced versions of our existing products and new products in a timely and cost-effective manner, our ability to generate revenue and become profitable will be impaired.

We believe that if we are to generate revenue and become profitable, we must continue to develop advanced technology, advanced versions of our existing products and new products. These technologies and products must be developed and introduced to the market in a timely and cost-effective manner to meet both changing customer needs and technological developments. We cannot assure you that we will be able to successfully develop on a timely basis any new technology, products or advanced versions of existing products, or that any new technology, products or advanced versions of existing products will achieve acceptance in the market. If we are unable to successfully develop new technology, products or advanced versions of existing products in the future or if those technologies or products are not accepted in the market, our ability to generate significant revenues will be significantly impaired, we could experience additional significant losses and our business, financial condition and results of operations will be materially harmed.

We are subject to exposure to product liability claims.

We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products or therapies results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

We do not have commercial-scale manufacturing capability, and we lack commercial manufacturing experience.

We currently rely upon single sources for the supply of some of the components required to manufacture and use our products. For example, we currently rely on a single subcontractor for the disposable cartridges that are components of the Celacade technology. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, supplies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of the manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on our clinical studies, business, financial condition, and results of operations.

If we are successful in developing the markets for our products, including our collaboration with Ferrer, we would have to arrange for their scaled-up manufacture. At the present time, we have not arranged for the large-scale manufacture of our products. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. We believe our contractors will be able to manufacture our medical devices for commercialization in Europe.  We also believe our contractors will be able to manufacture our medical devices for initial commercialization if the products obtain FDA and other regulatory approvals, but we have not yet demonstrated the capability to manufacture the medical devices in commercial quantities. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

The manufacture of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and/or other relevant regulatory authorities. For these reasons, we would not be able to replace our manufacturing capacity quickly if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the regulatory requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would have a material adverse effect on our business, financial condition, and results of operations.

We expect to enter into additional arrangements with contract manufacturing companies in order to meet requirements for our products or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute our finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA and other regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the design and/or manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

We have limited sales, marketing, and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. Except through our collaboration with Ferrer, there can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our strategic alliance with Quest Diagnostics may not be successful.

To develop a potential secondary point of care for integration of our Celacade technology, we formed a strategic alliance in November 2001 with Quest Diagnostics in the United States on an exclusive basis.  The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices.  The final terms of this alliance are not yet established. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

Our operations may be adversely affected by risks associated with international business.

We plan to sell our products in many countries.  Therefore, we are subject to certain risks that are inherent in an international business. These include:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties and other trade barriers;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls that may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

We do not yet have the required clinical data and results to successfully market our Celacade technology in all of our markets of interest; future clinical (such as from ACCLAIM II) or preclinical results may be negative or insufficient to allow us to successfully market any of our product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.  In particular, and in light of the ACCLAIM results, penetration into the heart failure market will take longer than originally expected.

Even though our Celacade technology is approved for sale in the E.U., it may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, and others in the medical community, our ability to generate significant revenues from our products would be limited.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

Our business involves the use of hazardous material, which requires us to comply with environmental regulations.

Although we do not currently manufacture commercial quantities of our products, we produce limited quantities of such products for our clinical trials. Our research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

Our insurance may not provide adequate coverage with respect to environmental matters.

Environmental regulation could have a material adverse effect on the results of our operations and our financial position.

We are subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

There are risks related to the handling of blood.

Our product development activities and our clinical trials involve the withdrawal of a small sample of a patient’s blood cells into our Celacade single-use disposable cartridge, exposure of such blood cells to our controlled treatment process using our proprietary Celacade therapeutic device, and then re-administration of such blood cells to the patient intramuscularly.  There are risks associated with the handling of human blood that may contain infectious agents, notwithstanding the aseptic sterile techniques employed in our clinical trials.  While we believe that our processes and safety procedures for handling human blood are adequate to ensure against infection of the patient and our clinical staff and employees, there is a risk that such procedures will fail and will result in infection.  In the event of such infection, we could be held liable for any damages that result, and any such liability could exceed our resources.

RISKS RELATING TO OUR SECURITIES

Our share price has been highly volatile and our shares could suffer a decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•
announcements by us of results of, and developments in, our research and development efforts, including results and adequacy of, and developments in, our clinical trials, for example, our June 2006 announcement of the ACCLAIM results;

•	sales of our common shares, including in connection with further financings;

•	announcements regarding new or existing corporate partnerships;

•	announcements regarding our listing on the NASDAQ;

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	comments or opinions by securities analysts or members of the medical community;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	announcements by us of significant acquisitions, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. Factors such as the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning our patent or other proprietary rights or those of our competitors; concern as to the safety of our products; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

We may not meet NASDAQ’s continued listing requirements.

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than US$1.00 per share.  If the bid price falls below the US$1.00 minimum for more than 30 consecutive trading days, we will have 180 days to satisfy the US$1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.

In August 2006, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the last 30 consecutive business days, the bid price of our common shares had closed below the minimum bid price of US$1.00 per share requirement for continued inclusion on the NASDAQ Global Market under Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”).  At the opening of business on February 9, 2007, we transferred the listing of our common shares from the NASDAQ Global Market to the NASDAQ Capital Market.  In accordance with Marketplace Rules 4310(c)(8)(D), this provided us with an additional 180-day calendar day compliance period, or until August 3, 2007, to regain compliance with the NASDAQ Minimum Bid Price Rule.

On April 17, 2007, we implemented a one-for-ten consolidation of our common stock, which began trading on a split-adjusted basis on the NASDAQ and TSX on April 17, 2007.  At the end of trading on April 13, 2007, we had 174,739,990 shares of common stock issued and outstanding.  When the market opened on April 17, 2007, there were approximately 17,473,999 shares issued and outstanding. As a result of this consolidation, we regained compliance with the US$1.00 per share minimum closing bid price requirement for continued listing on The NASDAQ Capital Market.  Any future failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from NASDAQ.

If delisted from The NASDAQ Capital Market, our common shares may be eligible for trading on another market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than The NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from The NASDAQ Capital Market, the price of our common shares is likely to decline.  In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

Future issuances of our common shares could adversely affect the trading price of our common shares and could result in substantial dilution to our shareholders.

We expect to issue substantial amounts of common shares in the future.  To the extent that the market price of the common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment.  On November 14, 2006, we issued 4,319,149 units of the Company (the “units”) at a price of US$4.70 per unit.  Each unit consisted of one common share, 0.4 of one common share purchase warrant expiring on November 14, 2011 (a “series A warrant”) and 0.1 of one common share purchase warrant expiring on May 14, 2007 (a “series B warrant”). Each whole series A warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$6.30 per common share.  Up to 1,727,659 common shares in aggregate are issuable upon due exercise of the series A warrants.  Any series A warrant which remains unexercised as at November 14, 2011 will terminate and be of no further force or effect.  The series B warrants terminated as at May 14, 2007 and are of no further force or effect.  Additionally, in connection with the offering, we issued to the placement agent 256,000 compensation warrants to purchase common shares at US$6.30 per share.  These warrants will expire on November 14, 2009.

On May 24, 2007, we closed a purchase agreement with institutional investors to raise US$16 million in gross proceeds through the sale of its common shares at a price of US$3.25. Under the terms of the purchase agreements, we also issued five-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share. If all of the 3.7 million warrants are exercised, the Company will receive an additional US$11.7 million in gross proceeds.   Additionally, in connection with this offering, we issued to the placement agents 295,044 compensation warrants to purchase common shares at $US3.81 per share.  These warrants will expire on May 24, 2010.

In addition to common shares issuable in connection with the exercise of the warrants, our investors, employees, and directors hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares.  Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.

Future issuances of substantial amounts of our common shares, or the perception that such issuances are likely to occur, could affect prevailing trading prices of our common shares. Future issuances of our common shares could result in substantial dilution to our shareholders. Capital raising activities and dilution associated with such activities could cause our share price to decline.  In addition, the existence of the notes and warrants may encourage short selling by market participants.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares.  Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

It may be difficult to obtain and enforce judgments against us because of our Canadian residency.

We are governed by the laws of Canada. Most of our directors and officers, as well as some of the experts named in this annual information form, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers and the experts named in this annual information form who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

We have adopted a shareholder rights plan.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital”.

We are likely to be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

We were a passive foreign investment company (“PFIC”) in our 2007 taxable year, and we believe there is a significant likelihood that we will be classified as a PFIC in our 2008 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares. It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making a “qualified electing fund” election or a mark-to-market election.

DIVIDENDS

The Company has not paid, and has no current plans to pay, dividends on its common shares.  We currently intend to retain future earnings, if any, to finance the development of our business.  Any future dividend policy will be determined by the Board of Directors, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board of Directors may deem relevant.

CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value.

Common Shares. Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. The common shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of common shares have the right to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary.  All common shares now outstanding and to be outstanding upon exercise of the outstanding options and warrants are, or will be, fully paid and non-assessable.

On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every ten pre-consolidated common shares.  The consolidation was implemented on April 17, 2007.  All references to number of common shares issued and outstanding, stock options, deferred share units and warrants, have been amended to give effect to the share consolidation.

As at January 31, 2008, 22.4 million common shares were issued and outstanding.

Warrants. At November 30, 2007, 6.5 million warrants to purchase 7.1 million common shares were outstanding, which have a weighted average exercise price of US$4.98 per warrant.

Options. At November 30, 2007, there were 0.9 million common shares issuable upon the exercise of outstanding options granted under our stock option plans, which have a weighted average exercise price of $20.67 per common share and up to 1.0 million additional common shares were reserved for issuance under our stock option plans.

Directors’ Deferred Share Units. At November 30, 2007, there were 78,049 common shares issuable upon the exercise of outstanding deferred share units granted under our Directors’ Deferred Share Unit and Stock Plan, which have a fair market value of $0.1 million and up to 44,555 additional common shares were reserved for issuance under our Directors’ Deferred Share Unit and Stock Plan.

Shareholder Rights Plan. We adopted, effective November 22, 2000, a shareholder rights plan which was subsequently amended on May 7, 2003 and March 22, 2006. Unless otherwise extended with the approval of our shareholders, the Shareholder Rights Plan and the rights issued thereunder will expire at the close of our Annual Meeting of Shareholders to be held in 2009, unless the rights are terminated, redeemed, or exchanged earlier by our Board of Directors.

From November 30, 2007 to the date of this annual information form, 1.1 million options to purchase our common shares were granted, no options to purchase our common shares were exercised, 0.1 million  options to purchase our common shares expired or were cancelled. From November 30, 2007 to the date of this Annual Information Form, 10,753 Deferred Share Units were granted.

DESCRIPTION OF THE WARRANTS ISSUED IN CONNECTION WITH SALE
OF COMMON SHARES

On May 24, 2007, we closed a purchase agreement with institutional investors to raise US$16 million in gross proceeds through the sale of its common shares at a price of US$3.25. Under the terms of the purchase agreements, we also issued 5-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share. If all of the 3.7 million warrants are exercised, the Company will receive an additional US$11.7 million in gross proceeds.

MARKET FOR SECURITIES

Our common shares are listed on the TSX and quoted for trading on the NASDAQ Capital Market (“NASDAQ”).  Prior to February 9, 2007, our common shares were traded on the NASDAQ Global Market.   Prior to December 17, 2003, our common shares were listed on the American Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded of our common shares on the TSX.  Amounts in this table have been adjusted to reflect our April 17, 2007 share consolidation (reverse split).

Month	$ High	$ Low	$ Close	Volume
Dec 06	4.90	3.65	4.20	440,668
Jan 07	5.20	3.70	4.65	1,001,086
Feb 07	5.70	3.90	5.20	843,481
Mar 07	5.20	4.30	4.50	537,726
Apr 07	5.40	3.65	3.67	959,122
May 07	3.87	2.45	2.54	596,076
Jun 07	2.93	2.26	2.76	429,014
Jul 07	3.01	2.35	2.63	488,383
Aug 07	2.65	2.31	2.44	215,128
Sep 07	2.49	2.06	2.13	176,131
Oct 07	2.26	1.70	1.73	211,814
Nov 07	1.84	1.35	1.63	245,680

The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and volume of our common shares traded on the NASDAQ Global Market and the NASDAQ Capital Market.  Amounts in this table have been adjusted to reflect our share consolidation (reverse split).

Month	$ High	$ Low	$ Close	Volume
Dec 06	4.30	3.10	3.60	3,434,900
Jan 07	4.40	3.00	3.90	3,885,600
Feb 07	4.90	3.20	4.50	7,935,000
Mar 07	4.60	3.60	3.90	5,050,400
Apr 07	4.47	3.02	3.33	2,716,204
May 07	3.63	2.26	2.40	6,618,963
Jun 07	2.73	2.10	2.69	7,197,422
Jul 07	2.90	2.25	2.40	4,907,731
Aug 07	2.50	2.15	2.34	2,099,185
Sep 07	2.40	2.11	2.16	1,712,615
Oct 07	2.34	1.82	1.85	2,892,976
Nov 07	1.86	1.41	1.59	2,111,288

ESCROWED SECURITIES

To our knowledge, none of our securities is held in escrow.

DIRECTORS AND OFFICERS

The names and municipalities of residence of all our directors and officers as at the date hereof, the offices presently held, principal occupations, and the year each director or officer first became a director or officer are set out below. Each director was elected to serve until the next annual meeting of our shareholders or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

Name and Residence(3)	Position with the Company and Principal Occupation for the last five years	Other Public Company Boards	Director/Officer Since
Terrance H. Gregg(2) Los Angeles, California, USA
Chairman of the Board and Director of the Company.  Formerly Interim President and CEO of the Company (2007).  Mr. Gregg is the President and CEO of Dexcom Inc. Mr. Gregg is the former President of Medtronic MiniMed.
		DexCom Inc. LMS Medical Systems Limited	September 1999

Name and Residence(3)	Position with the Company and Principal Occupation for the last five years	Other Public Company Boards	Director/Officer Since

Dr. Ronald M. Cresswell(1) Ann Arbor, Michigan, USA	Director of the Company. Dr. Cresswell is the former Senior Vice President and Chief Scientific Officer of Warner Lambert.	None	January 2006. Dr. Cresswell will be retiring as a director after the Company’s next Annual General Meeting.

David G. Elsley Oakville, Ontario, Canada	Director of the Company. Mr. Elsley is a Consultant. He was the President of the Company from 1991 to 2007, and Chief Executive Officer of the Company from 1994 to March 2007.	None	January 1991

Benoit La Salle(1)(4) Montréal, Québec, Canada	Director of the Company. President and Chief Executive Officer of SEMAFO Inc.	LMS Medical Systems Limited SEMAFO Inc. 20/20 Technologies Inc. Foster Parents Plan of Canada ART Technologies Inc.	January 1997 Mr. La Salle will be retiring as a director after the Company’s next Annual General Meeting.

Dr. Eldon R. Smith(6) Calgary, Alberta, Canada	Senior Vice President, Scientific Affairs, Chief Medical Officer, and Head of Cardiovascular Development, and a Director of the Company.	Aston Hill Financial Canadian Natural Resources Limited Sernova Corp. VentriPoint Inc.	July 1998

Dr. Calvin R. Stiller(2)(5) London, Ontario, Canada	Director of the Company. Dr. Stiller is the former Chairman and Chief Executive Officer of Canadian Medical Discoveries Fund Inc.	NPS Pharmaceuticals, Inc.	January 2006

John C. Villforth(1), (2) Gaithersburg, Maryland, USA	Director of the Company. Former President and Executive Director, Food and Drug Law Institute.	None	March 2001

Christopher J. Waddick, Georgetown, Ontario, Canada
President, Chief Executive Officer and Director of the Company since 2007.  Mr. Waddick was formerly Chief Operating Officer, Executive Vice President, Chief Financial Officer, and Treasurer of the Company.
		None	March 1997

Name and Residence(3)	Position with the Company and Principal Occupation for the last five years	Other Public Company Boards	Director/Officer Since

Dr. Anthony E. Bolton Bakewell, Derbyshire, England	Chief Scientific Officer of the Company.	None	January 1995

Catherine M. Bouchard Lakefield, Ontario, Canada	Vice President, Human Resources, formerly Director of Human Resources of the Company. Ms. Bouchard was formerly Director of Human Resources at MDS Laboratories.	None	August 2006

John A. Geddes Oakville, Ontario, Canada	Vice President, Marketing and Business Development of the Company. Mr. Geddes was previously the Director of Marketing and Business Development, for the Company.	None	October 2007

Susan F. Langlois Bolton, Ontario, Canada
Vice President, Regulatory Affairs and Quality Assurance of the Company.  Ms. Langlois was formerly Vice-President, Clinical and Regulatory Affairs at Hemosol and Director, Global Regulatory Affairs at Connaught Laboratories Ltd.
		None	May 2003

Dr. Anne E. Goodbody Toronto, Ontario, Canada	Vice President, Drug Development of the Company. Dr. Goodbody was previously Director of Research for the Company.	None	June 2007

Graham Neil Brampton, Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company. Mr. Neil was formerly Director of Finance and Controller of the Company.	None	July 2007

Dr. Michael E. Shannon Picton, Ontario, Canada
Vice President, Medical Affairs of the Company.  Dr. Shannon was formerly Vice President, Medical Sciences for Hemosol Inc., Senior Medical Advisor and Principal for the Canadian Auditor General, and the Director General of the Laboratory Center for Disease Control, Health Canada.
		None	September 2004

Notes:
1.	Member of the Audit Committee of the Board of Directors.
2.	Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.
3.	The Company does not have an executive committee of the Board of Directors.
4.
On December 9, 2002, BridgePoint International Inc., a company of which Mr. Benoit La Salle was a director and chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authorities in each of Quebec, Ontario, Manitoba, Alberta, and British Columbia as a consequence of its default in filing its audited financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, all cease trade orders were revoked by these securities regulatory authorities.

5.
On November 14, 2007, Dr. Stiller and a group of current and former officers and directors of NPS Pharmaceuticals, Inc. were named as defendants in a purported derivative action in Utah.  The lawsuit alleges that the defendants made false and misleading statements regarding certain of NPS’ products and business. The lawsuit seeks a determination that it is an appropriate derivative action, and damages in unspecified amounts.

6.
In May of  2002, the British Columbia Securities Commission - and in July of 2002, the Alberta Securities Commission - each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements. Dr. Smith was a Director and Vice Chairman of this company at the time. He subsequently resigned and subsequent to that date, the Company was delisted for failure to file financial statements and the payment of penalties. The company has not declared bankruptcy and continues as a solvent private company.

As of  February 5, 2008, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 220,910 common shares (Directors’ Deferred Share Units included), representing approximately 1% of the issued common shares of the Company.

COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

The charter of the Compensation, Nominating, and Corporate Governance Committee can be found on our website at www.vasogen.com.

AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures.  The audit committee comprises three independent directors: Benoit La Salle, John Villforth, and Ronald Cresswell.

Mr. La Salle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland.  In 1980, he founded Grou La Salle & Associés, Chartered Accountants.  Mr. La Salle joined our Board of Directors in 1997.

Rear Admiral Villforth is the Past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health.  He has almost three decades of experiences as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services.  Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).  Mr. Villforth joined our Board of Directors in 2001.

Dr. Cresswell brings over three decades of research and commercial development experience in cardiovascular and other therapeutic areas.  In his capacity of Senior Vice President and Chief Scientific Officer of Warner-Lambert, he developed an understanding of accounting principles and, in particular, gained experience in the analysis and evaluation of financial statements, particularly as relates to health product related research and development activities and the internal controls and procedures relevant to such activities.  Dr. Cresswell joined our Board of Directors in 2006.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Benoit La Salle qualifies as a financial expert under such rules.  In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors and risk assessment and management.  The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

The Audit Committee reviewed with the independent auditor, who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with Canadian and United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards.  In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditor’s independence.

The Company’s independent auditor is accountable to the Board of Directors and to the Audit Committee. The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services.  The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter.  Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor’s independence.

The list of Pre-Approved Services includes:

1.           Audit Services

❒	Audits of the Company’s consolidated financial statements;

❒	Statutory audits of the financial statements of the Company’s subsidiaries;

❒	Reviews of the quarterly consolidated financial statements of the Company;

❒
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and OSC) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

❒	Special attest services as required by regulatory and statutory requirements;

❒	Regulatory attestation of management reports on internal controls as required by the regulators; and

❒	Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the FASB or CICA), or other regulatory or standard setting bodies.

2.           Audit-Related Services

❒	Presentations or training on accounting or regulatory pronouncements;

❒	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and

❒	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

3.           Tax Services

a.           Compliance Services

❒	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;

❒	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the company; and

❒	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.

b.           Canadian & International Planning Services

❒	Advice with respect to cross-border/transfer pricing tax issues;

❒	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;

❒
Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

❒	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;

❒	Assistance and advising on routine planning matters; and

❒
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

c.           Commodity Tax Services

❒	Assistance regarding GST/PST/Customs/Property Tax filings and assessments;

❒	Commodity tax advice and compliance assistance with business reorganizations;
❒	Advice and assistance with respect to government audits/assessments;
❒	Advice with respect to other provincial tax filings and assessments; and
❒	Assistance with interpretations or rulings.

The list of Prohibited Services includes:

1.	Bookkeeping or other services related to the preparation of accounting records or financial statements

2.	Financial information systems design and implementation

3.	Appraisal or valuation services for financial reporting purposes

4.	Actuarial services for items recorded in the financial statements

5.	Internal audit outsourcing services

6.	Management functions

7.	Human resources

8.	Certain corporate finance and other services

9.	Legal services

10.	Certain expert services unrelated to the audit

The Audit Committee also discussed with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the twelve-month period ended November 30, 2007.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve-month period ended November 30, 2007 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

The charter of the Audit Committee is reproduced below, and can also be found on our website at www.vasogen.com.

Report Submitted by the Audit Committee

Benoit La Salle
John Villforth
Ronald Cresswell

Charter of the Audit Committee of the Board of Directors

1.	PURPOSE

The Audit Committee shall provide assistance to the Board of Directors in fulfilling its oversight function with respect to:

(a)	the integrity of Vasogen’s financial statements;

(b)	Vasogen’s compliance with legal and regulatory requirements;

(c)	the External Auditor’s qualifications and independence; and

(d)	the performance of Vasogen’s internal audit function and the External Auditor.

2.	COMMITTEE MEMBERSHIP

2.1	Number of Members

The Audit Committee will be comprised of no fewer than three Directors.

2.2	Independence of Members

Each Committee member will be independent for the purposes of all applicable regulatory and stock exchange requirements and in accordance with such additional criteria for independence as the Board may establish.

2.3	Financial Literacy

All members shall be “financially literate” (either at the time of appointment or within a reasonable time thereafter), meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Vasogen’s financial statements.

2.4	Restrictions

No holder of 20% or more of the Company’s capital stock (nor any general partner, controlling shareholder or officer of any such holder) may be a voting member or Chairperson of the Audit Committee.

2.5	Audit Committee Financial Expert

(a)	To the extent possible, the Board will appoint to the Committee at least one Director who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;

(iii)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Vasogen’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

(b)	Experience of the Audit Committee Financial Expert. To the extent possible, the attributes described above will have been acquired through:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets to be equivalent in its business judgment);

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

2.6	Appointment of Members

The Committee members and their Chairman will be elected annually by the Board at the first meeting of the Board of Directors following the annual general meeting of shareholders.

3.                     AUTHORITY OF THE COMMITTEE

3.1	Retaining and Compensating Advisors

The Audit Committee shall have the authority to engage independent counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with internal and external auditors.

3.2	Subcommittees

The Audit Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

4.                     REMUNERATION OF COMMITTEE MEMBERS

4.1	Remuneration of Committee Members

Members of Audit Committee and the Chairman of the Audit Committee shall receive such remuneration for their service on the Audit Committee as the Board may determine from time to time.

4.2	Directors’ Fees

No member of the Committee may earn fees from Vasogen or any of its subsidiaries other than director’s fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).  For greater certainty, no member of the Audit Committee shall accept, directly or indirectly, any consulting, advisory, or other compensatory fee from Vasogen.

5.                     RESPONSIBILITIES

5.1	Integrity of Financial Statements

(a) Annual Financial Statements.  The Committee shall review and discuss with management and the External Auditor, Vasogen’s audited financial statements and related MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited financial statements.

(b) Interim Financial Statements.  The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve, Vasogen’s interim unaudited financial statements and related MD&A.

(c) Material Public Financial Disclosure.  The Committee shall discuss with management and the External Auditor:

(i)	the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

(ii)	financial information and earnings (loss) guidance (if any) provided to analysts and rating agencies; and

(iii)	press releases containing financial information (paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information).

(d) Procedures for Review.  The Committee shall be satisfied that adequate procedures are in place for the review of Vasogen’s disclosure of financial information extracted or derived from Vasogen’s financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(e) General.  The Committee shall review and discuss with management and the External Auditor:

(i)	major issues regarding accounting principles and financial statement presentations, including any significant changes in Vasogen’s selection or application of accounting principles;

(ii)	major issues as to the adequacy of Vasogen’s internal controls over financial reporting and any special audit procedures adopted in light of material control deficiencies;

(iii)
analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(iv)
the effect on Vasogen’s financial statements of:  regulatory and accounting initiatives; off-balance sheet transactions; structures, obligations (including contingent obligations) and other relationships of Vasogen with unconsolidated entities or other persons that have a material current or future effect on Vasogen’s financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of Vasogen’s revenues or expenses;

(v)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vi)	any financial information or financial statements in prospectuses and other offering documents;

(vii)	the management certifications of the financial statements as required by the Sarbanes-Oxley Act of 2002, under applicable securities laws in Canada or otherwise; and

(viii)	any other relevant reports or financial information submitted by Vasogen to any governmental body, or the public.

5.2	External Auditor

(a) Authority with Respect to External Auditor.  As a representative of Vasogen’s shareholders, the Committee shall be directly responsible for the appointment (through nomination to the shareholders), compensation, retention and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Vasogen.  In the discharge of this responsibility, the Committee shall:

(i)
have sole responsibility for recommending to the Board the firm to be proposed to Vasogen shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor’s compensation and determining at any time whether the Board should recommend to Vasogen’s shareholders whether the incumbent External Auditor should be removed from office;

(ii)	review the scope and terms of the External Auditor’s engagement, discuss the audit fees with the External Auditor and be solely responsible for pre-approving such audit services fees; and

(iii)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b) Independence.  The Committee shall satisfy itself as to the independence of the External Auditor.  As part of this process the Committee shall:

(i)
assure the regular rotation of the lead audit partner as required by law and consider whether, in order to ensure continuing independence of the External Auditor, Vasogen should rotate periodically, the audit firm that serves as External Auditor;

(ii)
require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Vasogen and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor’s report to satisfy itself of the External Auditor’s independence;

(iii)
unless the Committee adopts pre-approval policies and procedures, approve any non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

(iv)	review and approve Vasogen’s hiring policy regarding partners, employees and former partners and employees of Vasogen’s present and former External Auditor.

(c) Issues Between External Auditor and Management.  The Committee shall:

(i)
review and discuss any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor’s activities or any access to requested information;

(ii)	review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor; and

(iii)	review with the External Auditor:

(A)	any accounting adjustments that were proposed by the External Auditor, but were not made by management;

(B)	any communications between the audit team and audit firm’s national office respecting auditing or accounting issues arising from the engagement; and

(C)	any management or internal control letter issued, or proposed to be issued by the External Auditor to Vasogen.

(d) Non-Audit Services.

(i)	The Committee shall either:

(A)	pre-approve any non-audit services provided by the External Auditor to Vasogen (including its subsidiaries); or

(B)
adopt specific pre-approval policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee’s responsibilities to the management.

(ii)
The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full audit committee at its first scheduled meeting following such pre-approval.

(iii)
The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by Vasogen at the time of the engagement as being non-audit services.

(e) Evaluation of External Auditor.  The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board.  In connection with this evaluation, the Committee shall:

(i) review and evaluate the performance of the lead partner of the External Auditor;

(ii) obtain the opinions of management and of the persons responsible for Vasogen’s internal audit with respect to the performance of the External Auditor; and

(iii) obtain and review a report by the External Auditor describing:

(A)	the External Auditor’s internal quality-control procedures; and

(B)
any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor’s firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor’s firm, and any steps taken to deal with any such issues.

(f) Review of Management’s Evaluation and Response.   The Committee shall:

(i)	review management’s evaluation of the External Auditor’s audit performance;

(ii)	review the External Auditor’s recommendations, and review management’s response to and subsequent follow-up on any identified weaknesses;

(iii)	receive regular reports from management and receive comments from the External Auditor, if any, on:

(A)	Vasogen’s principal financial risks;

(B)	the systems implemented to monitor those risks; and

(C)	the strategies (including hedging strategies) in place to manage those risks; and

(iv)	recommend to the Board whether any new material strategies presented by management to manage Vasogen’s principal financial risks should be considered appropriate and approved.

(g) Internal Controls.  The Committee shall:

(i)
in consultation with the External Auditor, review the adequacy of Vasogen’s internal control structure and procedures designed to ensure compliance with laws and regulations and any special audit steps adopted in light of material deficiencies and controls;

(ii)	review management’s response to significant internal control recommendations of the External Auditor;

(iii)
review (i) the internal control report prepared by management, including management’s assessment of the effectiveness of Vasogen’s internal control structure and procedures for financial reporting and (ii) the External Auditor’s attestation, and report, on the assessment made by management.

6.                     MEETINGS

6.1                   Committee Meetings

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than quarterly.  Meetings may be held at any time deemed appropriate by the Committee.  A majority of the Members of the Audit Committee shall constitute a quorum to transact business and such meetings may be telephonic or by video conferencing.  Notice of at least 48 hours shall be provided for all meetings.  Minutes of every meeting shall be kept with Vasogen’s corporate records.

6.2	In Camera Meetings

As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board approve the annual audited financial statements or at which the Audit Committee approves the quarterly financial statements, the Audit Committee shall meet separately with each of:

(i)	Management; and

(ii)	the External Auditor.

The External Auditor will have direct access to the Committee at its own initiative, shall receive notice of each meeting of the Audit Committee and shall be entitled to attend any such meeting at Vasogen’s expense.

6.3	Regular Reporting

The Chairman of the Committee will regularly report the Committee’s findings and recommendations to the Board of Directors.

7.                     OTHER

7.1	Related Party Transactions

The Audit Committee shall review and approve all related party transactions in which Vasogen is involved or which Vasogen proposes to enter into.

7.2	Whistle Blowing

The Audit Committee shall put in place procedures for:

(i)	the receipt, retention, and treatment of complaints received by Vasogen regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Vasogen of concerns regarding questionable accounting or auditing matters.

8.                     ANNUAL PERFORMANCE EVALUATION

On an annual basis, the Audit Committee shall follow the process established by the Board and overseen by the Compensation, Nominating, and Corporate Governance Committee for assessing the performance of the Committee.

9.                     CHARTER REVIEW

The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material outstanding legal proceedings or regulatory actions to which we are party nor, to our knowledge, are any such proceedings or actions contemplated.

TRANSFER AGENTS AND REGISTRARS

Our Canadian transfer agent and registrar is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto Ontario, Canada M5C 2W.  Our United States co-transfer agent and registrar is Bank of New York Mellon, 480 Washington Blvd., Jersey City, NJ 07310 U.S.A.

MATERIAL CONTRACTS

We have not, during our financial year ended November 30, 2007, entered into any material contracts other than contracts in the ordinary course of business, our Agreement with Ferrer dated April 18, 2007, and contracts in connection with the issuance of the common shares and warrants on May 24, 2007 for gross proceeds of US$16,000,000.  The common shares and warrants are described under “Capital Structure”.

On May 24, 2007, we closed purchase agreements with institutional investors to raise US$16 million in gross proceeds through the sale of our common shares at a price of US$3.25. Under the terms of the purchase agreements, we also issued five-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share. If all of the 3.7 million warrants are exercised, we will receive an additional US$11.7 million in gross proceeds.  Pursuant to engagement agreements, with Rodman & Renshaw LLP and JMP Securities LLC, as placement agents, we paid an aggregate commission equal to 6.25% of the gross proceeds of the sale of units in the offering and issued compensation warrants to purchase common shares equal to 6% of the aggregate number of common shares sold in the offering. The placement agents in this transaction together received 295,044 three-year warrants to purchase common shares at US$3.81 per share.

INTERESTS OF EXPERTS

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario M2P 2H3.  KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

KPMG provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2006 and 2007 were:

	2006	2007

Audit Fees(1)	$616,869	$504,665
Audit-Related Fees(2)	$4,500	$75,000
Tax Fees(3)	$78,114	$133,510
All Other Fees	$0	$0
Total Fees	$699,483	$713,175

(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with prospectuses and a financing completed during 2006 and during 2007.

(2)	Audit-related Fees related to advice and documentation assistance with respect to internal controls over financial reporting
(3)	Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Ireland Limited, and Vasogen Corp.

ADDITIONAL INFORMATION

Additional information concerning our Company, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under equity compensation plans, is contained in our 2006 Management Proxy Circular.  Additional financial information is provided in the consolidated financial statements and the accompanying Management’s Discussion and Analysis for our financial year ended November 30, 2007. Copies of our 2006 Management Proxy Circular and 2006 Annual Report are filed on SEDAR at www.sedar.com and may be obtained upon request from our Chief Financial Officer at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2. Similarly, our 2007 Management Proxy Circular and 2007 Annual Report will be released in February 2008, and following such time will be available at www.sedar.com or upon request from our Chief Financial Officer.